September 4, 2014

Mr. William H. Thompson
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Dear Mr. Thompson:

Thank you for your comments regarding Bed Bath & Beyond Inc.’s (the “Company’s”) filing referenced below.  We appreciate your assistance in ensuring our filings comply with the applicable disclosure requirements.  Set forth below are the Company’s responses to the comments contained in your letter dated August 4, 2014 addressed to Mr. Steven H. Temares, Chief Executive Officer, made in connection with a review of the Company’s Form 10-K for the fiscal year ended March 1, 2014 filed April 29, 2014.

Your comment is set forth first in boldfaced type, followed by the Company’s response. In addition, the Company has included the written acknowledgement as requested by the Commission at the conclusion of this letter.

This response letter is being provided as a correspondence file on EDGAR.

Form 10-K for Fiscal Year Ended March 1, 2014

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 18

Results of Operations, page 20

1. Please tell us your consideration of disclosing the amount of e-commerce sales included in comparable sales each period.  Given the rate of growth of retail purchases through e-commerce channels in the retail market in general, your disclosure on page 11 that the Company’s success depends, in part, on developing omnichannel capabilities as well as your recent and continuing focus on and investment in enhancing the omnichannel shopping experience for customers, we believe this information is important for investors to understand your business, results of operations and prospects for the future.

The Company has considered the topic of separately disclosing e-commerce sales included in comparable sales and concluded that such disclosure is not required and is not useful for investors to understand its business since the Company’s in-store, online and mobile channels are inextricably intertwined with one another.  Such disclosure would not be reflective of how the Company views and operates its omnichannel business.

The Company includes sales initiated through all channels operating for twelve months following the opening period in its comparable sales disclosure because the Company is an omnichannel retailer with capabilities that allow a customer to research, order and return products through a combination of different channels.  Since the Company cannot identify the definitive source from which a sale is initiated (for example, a customer can research a product online and then purchase it in-store or a customer can view a product in-store and then purchase it online), the distinction between in-store, online and mobile sales is blurred.  An interdependent and mutually beneficial relationship exists among the various selling and fulfillment channels utilized in the Company’s omnichannel strategy to provide a seamless customer experience, such as:

(1)
the Company’s websites, mobile sites and applications, and in-store personnel provide valuable information to customers, including product reviews, store locations and other product features, which assist customers prior to making a purchase across channels,

(2)
customers can purchase products in-store, online or through a mobile device for, in most cases, either in-store pick up or by direct delivery from the Company’s distribution facilities, stores or vendors,

(3)	customers may visit a store to see, feel and potentially discuss products with store associates prior to making a purchase across channels,

(4)	retail prices are the same in-store, online or through a mobile device offering customers a consistent shopping experience across all channels,

(5)	the merchandise categories are substantially the same in-store, online or through a mobile device offering customers a consistent shopping experience across all channels, and

(6)	the Company’s return policy allows products shipped directly to a customer to be returned to a store.

A few specific examples of how multiple channels interact in the process of making a purchase are as follows:

(1)
customers can be physically in a store being assisted by a store associate, order merchandise on their mobile device while in-store and have it fulfilled from one of the Company’s distribution facilities,

(2)
gift registrants can research products using a mobile device and create an online registry or create a registry in-store with customer service assistance; these registry items can be purchased in-store, online or through a mobile device and fulfilled by in-store customer pick up or direct shipment to the customer from one of the Company’s distribution facilities, stores or vendors,

(3)	associates can place an order for an in-store customer for merchandise not available in-store for shipment to the customer from one of the Company’s distribution facilities or vendors,

(4)	in most cases, merchandise can be ordered online or through a mobile device and picked up in-store, and

(5)
merchandise ordered online or through a mobile device and shipped directly to a customer may be returned at any of the Company's stores, which would record a sale in one channel and a return in another channel.

Therefore, the Company believes that there is no meaningful differentiation between in-store, online and mobile sales.  In addition, the Company believes that separate disclosure of “e-commerce” sales would not be reflective of its omnichannel environment, which provides multiple channels from which to order or purchase and fulfill products, and would be inconsistent with how the Company views its operations.

The Company has provided disclosures in its prior filings regarding the investment in and focus on its omnichannel strategy based on the belief that customers desire a seamless experience across all channels in the current retail environment.  In future filings, the Company will enhance its comparable sales description to provide further information about its operations.  The proposed disclosure follows.

Proposed Disclosure:

Comparable sales include sales initiated through all channels which have been operating for twelve full months following the opening period (typically four to six weeks).  The Company is an omnichannel retailer with capabilities that allow a customer to place an order through a combination of different channels, including in-store, online and mobile channels and have it fulfilled, in most cases, either through in-store customer pickup or by direct shipment to the customer from one of the Company’s distribution facilities, stores or vendors.  Stores relocated or expanded are excluded from comparable sales if the change in square footage would cause meaningful disparity in sales over the prior period.  In the case of a store to be closed, such store’s sales are not considered comparable once the store closing process has commenced. Linen Holdings is excluded from the comparable sales calculations and will continue to be excluded on an ongoing basis as it represents non-retail activity.  Cost Plus World Market was excluded from comparable sales calculations through the end of the fiscal first half of 2013, and is included beginning with the fiscal third quarter of 2013.

2. We note the recent shift in sales to lower margin items, increased shipping costs for direct to consumer purchases, increased coupon redemptions and average coupon amount and increased depreciation charges due to ongoing investments have contributed to compression of gross profit and operating profit margins in recent periods.  Please tell us your consideration of providing trend information regarding the impact of these and/or other known trends and uncertainties that have had or you reasonably expect will have an impact on income in future periods pursuant to Item 303(a)(3)(ii) of Regulation S-K.

In its most recent quarterly earnings conference call, the Company has indicated that at a net sales increase of approximately 4% for fiscal 2014, the continuation in the shift in the mix of merchandise sold to lower margin categories, an increase in coupon expense, an increase in net direct to customer shipping expense and increases in technology expense and depreciation related to its ongoing investments will continue to contribute to operating margin compression in fiscal 2014. The Company will include similar disclosure in its future filings, as appropriate.

Written Acknowledgement

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;
●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
●	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

By: /s/ Susan E. Lattmann
Susan E. Lattmann
Chief Financial Officer and Treasurer
(Principal Financial and Accounting Officer)